SECURITIES AND EXCHANGE COMMISSION


                                 WASHINGTON, DC




                                    FORM U5S

                                  ANNUAL REPORT


                      For the year ended December 31, 1998




                  Filed pursuant to the Public Utility Holding

                               Company Act of 1935

                                       By

                            PECO ENERGY POWER COMPANY


              2301 Market Street, Philadelphia, Pennsylvania 19101

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998

                                                               % of            Issuer        Owner's
                                    Number of Common           Voting          Book          Book
Name of Company                     Shares Owned               Power           Value         Value
---------------                     ------------               -----           -----         -----
 PECO Energy Power
  Company (PEPCO)
  (the registrant
  and owner) (1)

   Susquehanna Power
    Company
   (SPCO) (the issuer)                 1,273,000               100%            $74.95        $74.95

      The Proprietors of the
       Susquehanna Canal* (2)

   *  Inactive Company

(1)  Investment in Susquehanna Power Company of $95.4 million.

(2) This Company was acquired in connection with the development of the Conowingo Hydroelectric Project. It is an inactive company, owning no properties and conducting no business activities of any nature. The total investment therein is reflected on the books of Susquehanna Power Company at $1.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

       None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

       None.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

       None.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

       None.

ITEM 6. OFFICERS AND DIRECTORS

PART I.  As of December 31, 1998,

                                                                                    Name of System
                                                                                    Companies with
                                                                                    Which Connected
                                                                               --------------------------
                                                                                  PEPCO               SPCO
G. R. Rainey            2301 Market St., Philadelphia, PA  19101         Pres. - Director      Pres. - Director
M. J. Egan              2301 Market St., Philadelphia, PA  19101         Director              Director
A. J. Elmy              2301 Market St., Philadelphia, PA  19101         Director              Director
R. W. Sauer             2301 Market St., Philadelphia, PA  19101         Vice President        Vice President
D. T. Moy Kelly         2301 Market St., Philadelphia, PA  19101         Treasurer             Treasurer
K. K. Combs             2301 Market St., Philadelphia, PA  19101         Secretary             Secretary
E. J. Cullen, Jr.       2301 Market St., Philadelphia, PA  19101         General Counsel       General Counsel
G. R. Shicora           2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.

PART II.

                                                                       Position Held               Applicable
    Name of Officer               Name and Location of                 in Financial                Exemption
      or Director                 Financial Institution                Institution                   Rule
    ---------------               ---------------------                -------------               ----------
    None.


PART III.

     (a)  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM COMPANIES

          None.

     (b)  INTEREST IN SECURITIES OF SYSTEM COMPANIES

          None.

     (c)  CONTRACTS AND TRANSACTIONS

          None.

     (d)  INDEBTEDNESS

          None.

     (e)  BONUS AND PROFIT SHARING ARRANGEMENTS

          None.

     (f)  INDEMNIFICATION

          None.


ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

          None.


ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part I:                 None.
          Part II:                None.
          Part III:               None.


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

          Part I:                 None.
          Part II:                None.
          Part III:               None.

ITEM 10. FINANCIAL  STATEMENTS AND EXHIBITS

    (a)   Index to Financial Statements and Schedules:

          PAGE
          ----

           6      Report of Independent Accountants.

           7 Consolidating Statement of Income for the year ended December 31, 1998.

           8-9    Consolidating Balance Sheet as of December 31, 1998.

           10 Consolidating Statement of Cash Flows for the year ended December 31, 1998.

           11 Consolidating Statement of Changes in Shareholder's Equity for the year ended December 31, 1998.

           12-14  Notes to Consolidating Financial Statements.

           Ex. 27 Financial Data Schedule as of December 31, 1998.

     (b)  Index to Exhibits

     Exhibit A
                  None.

    Exhibit B
           1. PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No.1-1392).

           2. Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).

    Exhibit C
                  None.

    Exhibit D
                  None.

    Exhibit E
                  None.

    Exhibit F
                  See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit G
                  See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit H
                  None.

    Exhibit I
                  None.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
PECO Energy Power Company
Philadelphia, Pennsylvania

In our opinion, the accompanying consolidating and individual financial statements of PECO Energy Power Company (subsidiary of PECO Energy Company) and subsidiary company listed in Item 10 of this Form U5S, present fairly, in all material respects, the consolidating and individual financial positions of PECO Energy Power Company and subsidiary company at December 31, 1998, and the results of operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP


February 5, 1999

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 1998

                                                     PECO
                                                     Energy              Susquehanna
                                                     Power               Power
                                                     Company             Company             Eliminations          Consolidated
                                                     --------            -----------         ------------          ------------
Rentals from Utility Plant Leased to Others:
   Affiliates                                           $740,785          $20,542,587                   --          $21,283,372
   Others                                                306,310                  559                   --              306,869
                                                    ------------         ------------         ------------         ------------
     Total Rentals from Utility Plant
        Leased to Others                               1,047,095           20,543,146                   --           21,590,241
                                                    ------------         ------------         ------------         ------------


Expenses of Utility Plant Leased to Others:
   Depreciation and Amortization                          45,288            2,032,828                   --            2,078,116
   Other Taxes                                           216,000            2,398,303                   --            2,614,303
                                                    ------------         ------------         ------------         ------------
     Total Expenses of Utility Plant
       Leased to Others                                  261,288            4,431,131                   --            4,692,419
                                                    ------------         ------------         ------------         ------------


Income from Leased Utility Plant                         785,807           16,112,015                   --           16,897,822
                                                    ------------         ------------         ------------         ------------

Other Income and Deductions:
   Capitalized Interest                                       --              510,976                   --              510,976
   Other, Net                                             (9,740)              (8,364)                  --              (18,104)
   Equity in Net Income of Subsidiary                  9,610,773                   --           (9,610,773)                  --
                                                    ------------         ------------         ------------         ------------

      Total Other Income and Deductions                9,601,033              502,612           (9,610,773)             492,872
                                                    ------------         ------------         ------------         ------------

Income Before Taxes                                   10,386,840           16,614,627           (9,610,773)          17,390,694

Income Taxes                                             294,038            7,003,854                   --            7,297,892
                                                    ------------         ------------         ------------         ------------


Net Income                                           $10,092,802           $9,610,773           (9,610,773)          10,092,802
                                                    ============         ============         ============         ============

                 See Notes to Consolidating Financial Statements

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                                    (ASSETS)

                                                 PECO
                                                 Energy              Susquehanna
                                                 Power               Power
                                                 Company             Company             Eliminations           Consolidated
                                                 --------            -----------         ------------           ------------
ASSETS
Utility Plant                                    $6,103,452         $146,441,531                    --          $152,544,983
   Less Accumulated Provision for
      Depreciation and Amortization                 734,652           36,078,343                    --            36,812,995
                                              -------------        -------------         -------------         -------------
                                                  5,368,800          110,363,188                    --           115,731,988
                                              -------------        -------------         -------------         -------------
Construction Work in Progress                            --            3,972,244                    --             3,972,244
                                              -------------        -------------         -------------         -------------
                                                  5,368,800          114,335,432                    --           119,704,232
                                              -------------        -------------         -------------         -------------
Investments
   Investment in Subsidiary Company              95,407,226                   --          ($95,407,226)                   --
   Nonutility Property, Net                         384,727            1,104,644                    --             1,489,371
                                              -------------        -------------         -------------         -------------
                                                 95,791,953            1,104,644           (95,407,226)            1,489,371
                                              -------------        -------------         -------------         -------------
Current Assets
   Cash and Temporary Cash Investments            1,965,368            5,562,955                    --             7,528,323
   Accounts Receivable, Affiliates                3,042,465            2,353,821            (3,182,500)            2,213,786
   Accounts Receivable, Other                       100,305                   --                    --               100,305
   Prepayments                                       95,096              140,400                    --               235,496
                                              -------------        -------------         -------------         -------------
                                                  5,203,234            8,057,176            (3,182,500)           10,077,910
                                              -------------        -------------         -------------         -------------
Deferred Debits
   Miscellaneous Deferred Debits                         --               87,059                    --                87,059
                                              -------------        -------------         -------------         -------------
                                                         --               87,059                    --                87,059
                                              -------------        -------------         -------------         -------------
Total Assets                                   $106,363,987         $123,584,311          ($98,589,726)         $131,358,572
                                              =============        =============         =============         =============

                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1998
                         (CAPITALIZATION & LIABILITIES)

                                              PECO
                                              Energy            Susquehanna
                                              Power             Power
                                              Company           Company               Eliminations           Consolidated
                                              --------          ------------          ------------           ------------
CAPITALIZATION & LIABILITIES
Capitalization
Common Shareholder's Equity
   Common Stock ($25 par)
     Authorized 1,500,000 Shares,
     Outstanding 984,000 Shares              $24,600,000                   --                    --           $24,600,000
   Common Stock (without par value)
     Authorized 1,500,000 Shares,
     Outstanding 1,273,000 Shares                     --          $47,047,450          ($47,047,450)                   --
   Other Paid-In Capital                      74,740,078           47,715,078           (47,715,078)           74,740,078
   Retained Earnings                           4,929,136              644,698              (644,698)            4,929,136
                                           -------------        -------------         -------------         -------------
                                             104,269,214           95,407,226           (95,407,226)          104,269,214
                                           -------------        -------------         -------------         -------------
Current Liabilities
   Accounts Payable, Affiliates                1,218,693            7,733,522            (3,182,500)            5,769,715
   Accounts Payable, Other                        15,241               55,953                    --                71,194
   Taxes Accrued                                 510,446            4,029,738                    --             4,540,184
   Interest Accrued                                   --                   --                    --                    --
                                           -------------        -------------         -------------         -------------
                                               1,744,380           11,819,213            (3,182,500)           10,381,093
                                           -------------        -------------         -------------         -------------
Deferred Credits
Unamortized Tax Credit                                --              900,817                    --               900,817
Deferred Income Taxes                            350,393           15,457,055                    --            15,807,448
                                           -------------        -------------         -------------         -------------
                                                 350,393           16,357,872                    --            16,708,265
                                           -------------        -------------         -------------         -------------
Total Capitalization & Liabilities          $106,363,987         $123,584,311          ($98,589,726)         $131,358,572
                                           =============        =============         =============         =============

                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1998


                                                         PECO
                                                         Energy             Susquehanna
                                                         Power              Power
                                                         Company            Company             Eliminations          Consolidated
                                                         --------           -----------         ------------          ------------
Cash Flows from Operating Activities
Net Income                                             $10,092,802           $9,610,773           (9,610,773)         $10,092,802

Income Before Extraordinary Item
Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
      Depreciation and Amortization                         45,288            2,032,828                   --            2,078,116
      Deferred Income Taxes                                    161            1,325,808                   --            1,325,969
      Investment Tax Credits, Net                          (16,272)             (16,272)
      Increase in Receivables                           (2,453,918)            (605,942)                  --           (3,059,860)
      Increase in Payables and
         Accrued Expenses                                  801,151            6,130,163                   --            6,931,314
         Other, Net                                        (64,931)              13,004                   --              (51,927)
                                                      ------------         ------------         ------------         ------------
Net Cash Flows Provided by Operating
   Activities                                            8,420,553           18,490,362           (9,610,773)          17,300,142
                                                      ------------         ------------         ------------         ------------

Cash Flows from Investing Activities
   Investment in Utility Plant                                  --           (8,179,729)                  --           (8,179,729)
   Nonutility Plant                                             --                8,364                   --                8,364
   Net Investment in Subsidiary Company                 (4,245,773)                  --            4,245,773                   --
                                                      ------------         ------------         ------------         ------------
Net Cash Flows Used by Investing Activities             (4,245,773)          (8,171,365)           4,245,773           (8,171,365)
                                                      ------------         ------------         ------------         ------------

Cash Flows from Financing Activities
   Capital Contribution from Parent Company              1,000,000            1,000,000           (1,000,000)           1,000,000
   Dividends on Common Stock                            (3,444,000)          (6,365,000)           6,365,000           (3,444,000)
                                                      ------------         ------------         ------------         ------------
Net Cash Flows Used by Financing Activities             (2,444,000)          (5,365,000)           5,365,000           (2,444,000)
                                                      ------------         ------------         ------------         ------------
Increase in Cash and Cash Equivalents                    1,730,780            4,953,997                   --            6,684,777
                                                      ------------         ------------         ------------         ------------

Cash & Cash Equivalents at beginning of period             234,588              608,958                   --              843,546
                                                      ------------         ------------         ------------         ------------
Cash & Cash Equivalents at end of period                $1,965,368           $5,562,955                   --           $7,528,323
                                                      ============         ============         ============         ============


                See Notes to Consolidating Financial Statements.

                 PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
           CONSOLIDATING STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                      For the Year Ended December 31, 1998


                                                                                             Capital
                                                                                             Contributions
                                                                                             From
                                  Balance                                 Net                Parent            Balance
                                  1/1/98             Dividends            Income             Company           12/31/98
                                  ----------         ----------           ----------         ----------        -----------
PECO Energy Power Company
     Common Stock                $24,600,000                 --                   --                 --        $24,600,000
     Other Paid-In Capital        73,740,078                 --                   --          1,000,000         74,740,078
     Retained Earnings            (1,719,666)        (3,444,000)*         10,092,802                 --          4,929,136

Susquehanna Power Company
     Common Stock                 47,047,450                 --                   --                 --         47,047,450
     Other Paid-In Capital        46,715,078                 --                   --          1,000,000         47,715,078
     Retained Earnings            (2,601,075)        (6,365,000)**         9,610,773                 --            644,698

Eliminations
     Common Stock                (47,047,450)                --                   --                 --        (47,047,450)
     Other Paid-In Capital       (46,715,078)                --                   --         (1,000,000)       (47,715,078)
     Retained Earnings             2,601,075          6,365,000           (9,610,773)                --           (644,698)

Consolidated
     Common Stock                 24,600,000                 --                   --                 --         24,600,000
     Other Paid-In Capital        73,740,078                 --                   --          1,000,000         74,740,078
     Retained Earnings            (1,719,666)        (3,444,000)          10,092,802                 --          4,929,136

 *   $3.50 per share
 **  $5.00 per share

                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1.   Significant Accounting Policies:

     CONSOLIDATION
     The consolidating financial statements include the accounts of PECO Energy Power Company (Company) and its subsidiary, Susquehanna Power Company
     (SPCO). The Company and SPCO (Companies) are owned by PECO Energy Company (Parent Company), which together with another subsidiary leases and operates the utility plant of the Company and SPCO.

     The Companies are joint holders of a license from the Federal Energy Regulatory Commission (FERC) for Project No. 405 (Conowingo Project).

     DEPRECIATION AND AMORTIZATION
     The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. The annual provision for financial reporting purposes in 1998, expressed as a percent of average depreciable plant in service, was 1.07% for the property of the Company and 1.51% for the property of SPCO.

     Costs for relicensing the Conowingo Hydroelectric Project are being amortized over 30 years on the straight-line method.

     INCOME TAXES
     Deferred federal and state income taxes are provided on all significant temporary differences between book and tax basis of assets and liabilities, transactions that reflect taxable income in a year different than book income and tax carryforwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Companies file a consolidated federal income tax return with the Parent Company and its other subsidiaries. The provision for federal income taxes is computed on a separate return basis after giving consideration to consolidated return savings.

     INTEREST DURING CONSTRUCTION
     Effective January 1, 1998, the Companies ceased accruing AFUDC under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," for electric generation-related construction projects. The Companies used SFAS No. 34, "Capitalization of Interest Cost," to calculate the costs, during the period of construction, of debt funds used to finance its electric generation-related construction projects. The Companies recorded additional utility plant of $0.5 million in 1998 based on their proportionate share of the Parent Company's capitalized interest.

2.   Income Taxes:

Income tax expense is comprised of the following components:

                                         PECO Energy      Susquehanna
                                         Power            Power
                                         Company          Company           Consolidated
                                         -----------      -----------       ------------
     Federal
         Current                            $213,541       $4,791,158        $5,004,699
         Deferred                                124        1,091,146         1,091,270
         Investment tax credit, net               --          (16,272)          (16,272)
     State
         Current                              80,336          903,160           983,496
         Deferred                                 37          234,662           234,699
                                         -----------      -----------       -----------
         Total                              $294,038       $7,003,854        $7,297,892
                                         ===========      ===========       ===========

The total income tax provisions differed from amounts computed by applying the federal statutory rate to income as shown below:


                                      PECO Energy    Susquehanna
                                      Power          Power
                                      Company        Company       Consolidated
                                      -----------    -----------   ------------

     Federal statutory rate                35%            35%            35%

     State income tax,
         net of federal
         income tax benefit                 7%             4%             5%

     Plant related flow-through            --            (1)%           (1)%

     Prior period income taxes            (5)%             4%             3%

     Other                                  1%            --             --
                                         ----           ----           ----
     Effective rate                        38%            42%            42%
                                         ====           ====           ====

The tax effect of temporary differences which give rise to the Companies' net deferred tax liability as of December 31, 1998 are as follows:

                                                  Liability or (Asset)
                                       --------------------------------------------
                                       PECO Energy     Susquehanna
                                       Power           Power
                                       Company         Company         Consolidated
                                       -----------     -----------     ------------
Nature of Temporary Difference:
    Plant basis difference                $350,393     $15,457,055     $15,807,448
    Deferred investment tax credit              --         900,817         900,817
                                       -----------     -----------     -----------
Deferred income taxes on
        the balance sheet                 $350,393     $16,357,872     $16,708,265
                                       ===========     ===========     ===========


3.   Taxes, Other Than Income Taxes - Operating:

                         PECO Energy       Susquehanna
                       Power Company     Power Company      Consolidated
                       -------------     -------------      ------------
     Capital stock          $108,000          $634,800          $742,800
     Real estate             108,000         1,704,000         1,812,000
     Other                        --            59,503            59,503
                          ----------        ----------        ----------
                            $216,000        $2,398,303        $2,614,303
                          ==========        ==========        ==========


4.   Utility Plant - Leased to Related Parties:

     Utility plant consists principally of a hydroelectric generating station and related transmission facilities and is leased to and operated by affiliated companies. Rentals are based on an annual return on net original cost of utility plant plus working capital together with a reimbursement of operating expenses, taxes and depreciation as reflected in the
     Consolidating Statement of Income. The license granted by the Federal Energy Regulatory Commission for the Conowingo Project expires in 2014. Minimum rental payments due in future years through 2014 aggregated $142.3 million at December 31, 1998, with approximately $9.4 million of rentals, net of expenses, due in each of the next five years.


5.   Cash and Cash Equivalents:

     For purposes of the Consolidating Statement of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Consolidating Statement of Cash Flows:

                                            PECO Energy        Susquehanna
                                          Power Company      Power Company     Consolidated
                                          -------------      -------------     ------------
     Cash Paid During the Year:

        Income taxes (net of refunds)          $285,417        $4,413,867        $4,699,284

                                    SIGNATURE






     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiary.











                            PECO ENERGY POWER COMPANY


Date:    April 30 1999                       By:  /S/ Jean H. Gibson
         ----------------------------            ---------------------------
                                                 Jean H. Gibson
                                                 Vice President & Controller